PACO DEVELOPMENT, L.L.C._____________________________________________________________
P. O. Box 34729 ~ North Kansas City, MO 64116 ~ (816) 877-0892

April 10, 2006

TO: Our Fellow Limited Partners in Boston Financial Qualified Housing Tax Credits L.P. III

We are amending the Offer to Purchase and related Agreement of Transfer and Letter of Transmittal dated March 10, 2006 (the "Offer"), which was made by Paco Development, L.L.C. (“us”, “we” or "Purchaser"). The Purchaser is offering to purchase Units of limited partnership interest (the "Units") in Boston Financial Qualified Housing Tax Credits L.P. III (the "Partnership"). The Purchaser is amending the Offer by:

•
Increasing the Offer to 100% of Outstanding Units. We are so committed to investigating the actions of this General Partner (Arch), we will now buy out all limited partners who do not want to wait on our litigation to open up the books and records before any more fire sales of the Partnership's property. This also refutes the General Partner’s argument that you may not be able to sell all of your Units.

•
Extending the Expiration Date. We are extending our offer to April 24, 2006. This offer may be further extended and notice of such extensions will promptly be disseminated to you in a manner to inform you of such change.

Please consider the following when deciding whether to sell. If you do not want to sell, we ask that you support the Purchaser’s demands that the General Partner, Arch Street III, Inc. (the "General Partner" or "Arch") stop selling assets that create taxable income without cash distributions and disclose relevant information contained in the Books and Records to all Limited Partners. Arch, who has become increasingly desperate to stop Limited Partners from selling their units, is sending out information we believe to be misleading that is paid for by our Partnership.

Taxable Income With NO Cash Distributions To Help Pay Taxes
We received our K-1 for the Partnership and were very disappointed to see our fears realized. Check your K-1 and you will note you have taxable income with NO cash distributions to pay any taxes. In fact, there have never been any cash distributions by the Partnership. The only way to make certain you do not face this problem in the future is to sell now.

Increased Reserves With No Cash Distributions For Limited Partners' Taxes
On March 17, 2006, our General Partner wrote us with news that our Partnership’s cash and cash equivalents totaled over $90 a unit. What Arch did not tell you was in the last Form 10-Q filing with the SEC, it disclosed all these funds and more would be placed in Partnership reserves. Unfortunately, none of the limited partners have the ability to pay our tax bills with Partnership reserves. The only use of our Partnership’s reserves to date has been to pay fees to the General Partner. Consider in 2005:

                        2005 SCOREBOARD
Cash Paid to Limited Partners      $ 0
Cash Paid to General Partner affiliates thru Dec. 31, 2005
for nine (9) months only      $266,712

Why is the General Partner Hiding Books & Records?
The General Partner has spent thousands of dollars fighting requests by limited partners to review the books and records of the Partnership. The General Partner has failed to respond to all requests to show compliance with Partnership Agreement Section 5.3.4, which requires the General Partner to reimburse its affiliates at a cost no greater than an independent party would charge.

Limited Partner Lost Capital
The $1,000 per unit each limited partner invested over 12 years ago has not led to any cash distributions, but, except for tax credits, has only resulted in reserves that currently amount to $90 per unit according to the Partnership. In December 2005, Direct Investments Spectrum reported that “[t]he general partner (of the partnership) has negotiated agreements that will ultimately allow the Partnership to dispose of its interests in seven of the eighteen remaining local limited partnerships. It is unlikely that these dispositions will generate any material cash distributions to the Partnership.”

In summary, it would appear our Partnership has turned out to be a poor investment and we believe there is little chance to recover our capital of $1,000 a unit, much less achieving any return.

Can You Trust a General Partner Whose Affiliate In Boston Financial Qualified Housing Tax Credits L.P. IV Only Discloses Mistakes and Fees After Being Sued and Forced To Come Clean?

A dissident limited partner group we are involved in with respect to Boston Financial Qualified Housing Tax Credits L.P. IV ("Boston Financial IV"), has put pressure on affiliates of Arch and are finding out all kinds of mistakes and problems.

Arch’s affiliate calls mistakes they made in reporting to the SEC and Limited Partners irrelevant with respect to Boston Financial IV. We disagree. We believe the following mistakes are relevant:

1) Claiming to have contracted for the sale of five (5) properties that were not under contract.
2) Not disclosing that its affiliate is the General Partner of a troubled local limited partnership.
3) Telling Limited Partners to expect a cash distribution when none have ever been made.

Until we get the Books and Records of this Partnership, we have no idea what problems our Partnership could have.

We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (pink form) in the envelope provided. Please note that the previous envelope sent to you in connection with this offer had an incorrect zip code, so if you have previously tendered to us, please re-tender to ensure that your tender is received.

April 10, 2006    Very truly yours,

Paco Development, L.L.C.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

The Purchaser, together with the other Participants (as defined below), has made a preliminary filing with the SEC of a proxy statement in connection with a consent solicitation (the "Preliminary Proxy Statement") to solicit votes to remove Boston Financial Qualified Housing Tax Credits, L.P. IV current general partners and to elect Everest Housing Management, LLC, a California limited liability company as the successor general partner.

The Purchaser advises all unit holders of the Partnership to read the Preliminary Proxy Statement and other proxy materials as they become available because they contain important information. Such proxy materials are available at no charge on the SEC's web site at http://www.sec.gov. In addition, the Participants in the solicitation will provide copies of the proxy materials, without charge, upon request. Requests for copies should be directed to the Participants' proxy solicitor, The Altman Group, Inc., at its toll−free number: (800) 761-6532.

The Participants in the consent solicitation are Park G.P., Inc., Everest Housing Management, LLC, Paco Development, L.L.C., Anise, L.L.C., Bond Purchase, L.L.C., McDowell Investments, L.P. and Everest Housing Investors 2, LP (the "Participants"). Information regarding the Participants and their direct or indirect interests is available in the Schedule 13D jointly filed with the SEC on February 10, 2006, and the Preliminary Proxy Statement.